FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

CHAPTER ONE ESTABLISHMENT — NAME — REGISTERED OFFICE — DURATION — OBJECTS
CHAPTER TWO SHARE CAPITAL — SHARES
CHAPTER THREE GENERAL MEETING OF SHAREHOLDERS
CHAPTER FOUR BOARD OF DIRECTORS
CHAPTER FIVE MINORITY RIGHTS
AUDIT — FINANCIAL YEAR — ANNUAL FINANCIAL STATEMENTS
CHAPTER SIX WINDING UP AND LIQUIDATION
CHAPTER SEVEN FINAL AND TRANSITIONAL PROVISIONS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 3rd March, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

ENGLISH TRANSLATION

NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

PREAMBLE

The present Articles of Association are a codification of the provisions of the Articles of Association of Banking Société Anonyme under the name “National Bank of Greece, S.A.”, as approved by Minister of Trade decision No 22883 of 19th March 1953 and promulgated in Government Gazette Issue No 58 of 20th March 1953 (Bulletin of Sociétés Anonymes), and subsequently amended as follows:

— By resolution passed at the Bank’s General Meeting of Shareholders on 2nd April 1955, approved by Minister of Trade decision No 44311/2399 of 9th November 1955 and promulgated in Government Gazette issue No 368 of 16th November 1955 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 24th February 1956, approved by Minister of Trade decision No 12336/641 of 30th March 1956 and promulgated in Government Gazette issue No 122 of 9th April 1956 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 29th April 1957, approved by Minister of Trade decision No 2467/685 of 22nd August 1957 and promulgated in Government Gazette issue No 420 of 5th September 1957 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 30th April 1958, approved by Minister of Trade decision No 21634/1239 of 10th June 1958 and promulgated in Government Gazette issue No 233 of

10th June 1958 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 14th April 1962, approved by Minister of Trade decision No 47115/2727 of 5th September 1962 and promulgated in Government Gazette issue No 551 of 20th September 1962 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 22nd April 1963, approved by Minister of Trade decision No 15439/790 of 15th April 1964 and promulgated in Government Gazette issue No 224 of 25th April 1964 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 24th June 1967, approved by Minister of Trade decision No 62886/4407/599 of 4th October 1967 and promulgated in Government Gazette issue No 935 of 18th October 1967 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 27th June 1968, approved by Minister of Trade decision No 63889/5656 of 7th October 1968 and promulgated in Government Gazette issue No 1046 of 22nd October 1968 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 19th May 1969, approved by Minister of Trade decision No 47726/4146 of 16th July 1969 and promulgated in Government Gazette issue No 1013 of 25th July 1969 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 28th May 1970, approved by Minister of Trade decision No 62699/5224 of 9th September 1970 and promulgated in Government Gazette issue No 1331 of 21st September 1970 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 7th September 1972, approved by Minister of National Economy decision No 14314 of 22nd December 1972 and promulgated in Government Gazette issue No 1960 of 27th December 1972 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 25th May 1973, approved by Prefect of Attica decision No 211619 of 18th October 1973 and promulgated in Government Gazette issue No 1796 of 30th October 1973 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 12th September 1974, approved by Prefect of Attica decision No 130905 of 9th January 1975 and promulgated in Government Gazette issue No 48 of 17th January 1975 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 26th May 1975, approved by Prefect of Attica decision No 121044 of 5th November 1975 and promulgated in Government Gazette issue No 2366 of 12th November 1975 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 2nd June 1977, approved by Prefect of Attica decision No 110201 of 20th August 1977 and promulgated in Government Gazette issue No 2712 of 23rd August 1977 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 7th June 1980, approved by Prefect of Attica decision No 32198 of 31st December 1980 and promulgated in Government Gazette issue No 4002 of 31st December 1980 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 24th September 1982, approved by Prefect of Attica decision No 26825 of 2nd December 1982 and promulgated in Government Gazette issue No

4192 of 3rd December 1982 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 24th June 1983, approved by Prefect of Attica decision No 35117 of 28th December 1983 and promulgated in Government Gazette issue No 3233 of 29th December 1983 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 8th June 1988, approved by Minister of Trade decision No K3-6804 of 7th September 1988 and promulgated in Government Gazette issue No 2931 of 12th September 1988 (correction in issue No 3010 of 22nd September 1988) (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 21st June 1991, approved by Minister of Trade decision No 5040 of 5th August 1991 and promulgated in Government Gazette issue No 3481 of 7th August 1991 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 21st June 1991, approved by Minister of Trade decision No K2-8133 of 26th November 1991 and promulgated in Government Gazette issue No 4622 of 27th November 1991 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 26th June 1992, approved by Minister of Trade decision No K2-7620 of 20th October 1992 and promulgated in Government Gazette issue No 4795 of 20th October 1992 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 13th July 1994, approved by Minister of Trade decision No K2-6176 of 2nd September 1994 and promulgated in Government Gazette issue No 5183 of 7th September 1994 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1031 adopted by the Board of Directors on 18th November 1994, approved by Minister of Trade decision No K2-9536 of 12th December 1994 and promulgated in Government Gazette issue No 6868 of 13th December 1994 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meetings of Shareholders on 15th June 1995 and 5th July 1995, approved by Minister of Trade decision No K2-993 of 1st February 1996 and promulgated in Government Gazette issue No 552 of 5th February 1996 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1047 adopted by the Board of Directors on 22nd November 1995, approved by Minister of Trade decision No K2-9725 of 5th December 1995 and promulgated in Government Gazette issue No 6919 of 7th December 1995 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 14th March 1997, approved by Minister of Development decision No K2-3109 of 8th April 1997 and promulgated in Government Gazette issue No 1498 of 11th April 1997 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 6th October 1997, approved by Minister of Development decision No K2-9775 of 24th November 1997 and promulgated in Government Gazette issue No 8200 of 24th November 1997 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1095 adopted by the Board of Directors on 9th December 1997, approved by Minister of Development decision No K2-11558 of 16th December 1997 and promulgated in Government Gazette issue No 8712 of 17th December 1997 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 25th May 1998, approved by Minister of Development decision No K2-5862 of 16th June 1998 and promulgated in Government Gazette issue No 4121 of 18th June 1998 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 9th September 1998, approved by Minister of Development decision No K2-9572 of 29th September 1998 and promulgated in Government Gazette issue No 7797 of 2nd October 1998 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1118 adopted by the Board of Directors on 16th December 1998, approved by Minister of Development decision No K2-12598 of 29th December 1998 and promulgated in Government Gazette issue No 10056 of 31st December 1998 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 29th January 1999, approved by Minister of Development decision No K2-1135 of 29th January 1999 and promulgated in Government Gazette issue No 631 of 5th February 1999 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 6th April 1999, approved by Minister of Development decision No K2-4122 of 24th June 1999 and promulgated in Government Gazette issue No 4753 of 25th June 1999 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1137 adopted by the Board of Directors on 14th June 1999, approved by Minister of Development decision No K2-7255 of 30th June 1999 and promulgated in Government Gazette issue No 5122 of 2nd July 1999 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1144 adopted by the Board of Directors on 15th November 1999, approved by Minister of Development decision No K2-13248 of 22 November 1999 (twice) and promulgated in Government Gazette issue No 9367 of 25th November 1999 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 18th April 2000, approved by Minister of Development decision No K2-5175 of 21st April 2000 and promulgated in Government Gazette issue No 2944 of 26th April 2000 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1165 adopted by the Board of Directors on 15th November 2000, approved by Minister of Development decision No K2-14485 of 22nd November 2000 (twice), and promulgated in Government Gazette issue No 10860 of 24th November 2000 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 26th April 2001, approved by Minister of Development decision No K2-6205 of 23rd May 2001 and promulgated in Government Gazette issue No 2999 of 25th May 2001 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution No 1188 adopted by the Board of Directors on 15th November 2001, approved by Minister of Development decision No K2-15939 of 21st November 2001 (twice) and promulgated in Government Gazette issue No 10409 of 22nd November 2001 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 26th November 2001, approved by Minister of Development decision No K2-17801 of 28th December 2001 and promulgated in Government Gazette issue No 11546 of 31st December 2001 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

— By resolution passed at the Bank’s General Meeting of Shareholders on 9th May 2002, approved by Minister of Development decision No K2-11517 of 5th September 2002 and promulgated in Government Gazette issue No 9257 of 6th September 2002 (Bulletin of Sociétés Anonymes and Limited Liability Companies).

NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

CHAPTER ONE

ESTABLISHMENT — NAME — REGISTERED OFFICE — DURATION — OBJECTS

Article 1

1.	National Bank of Greece S.A. was established in 1841. Under Royal Decree dated 26/27th February l953, the Bank was merged with Bank of Athens S.A. (established in 1893) and adopted the name National Bank of Greece and Athens S.A. Its present name, as defined by the General Meeting of its Shareholders on 30 April 1958, is (GREEK TRANSLATION OF COMPANY NAME). In English the name shall read National Bank of Greece S.A.; in other languages, it shall be either a true translation of its Greek name, or written in Latin characters.

2.	National Bank of Greece S.A. has its registered office in Athens, at 86 Eolou Street. Branch offices, agencies and representative offices may be established anywhere in Greece or abroad upon a resolution of the Bank’s Board of Directors.

Article 2

The Bank’s duration is fixed up to 27th February 2053. By resolution of the General Meeting of Shareholders, which will amend this Article, the Bank’s duration may be extended.

Article 3

1.	The Bank shall engage in all such banking and financial activities in general, both at home and abroad, as shall be allowed to banking Sociétés Anonymes by Greek and EU legislation as is in force each time.

To the extent permitted by standing legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or natural persons of any nationality.

2.	The objects of the Bank’s activities shall, in particular, be as follows:

(a)	To extend all types of loans, credits or guarantees;

(b)	To acquire or assign claims thereunder;

(c)	To provide intermediary services in the financing of business, inter-business cooperation or in the underwriting of share capital issues through public subscription or bond issues; also to represent bond holders or other lenders;

(d)	To borrow funds, obtain credits or guarantees and issue bond loans;

(e)	To accept cash deposits or other refundable funds, in euro and in foreign exchange or in foreign currency;

(f)	To purchase, sell, safe keep, manage or collect negotiable instruments; also securities (whether quoted on the Stock Exchange or not), foreign exchange or foreign currency;

(g)	To issue and manage means of payment (credit cards, travellers cheques and letters of credit);

(h)	To participate in security issues and provide related services;

(i)	To provide consulting services to companies in respect of the capital structure, industrial strategy and related matters; also to provide consultation and services with regard to mergers, acquisitions or liquidation of companies;

(j)	To provide intermediary services in the interbank markets;

(k)	To manage portfolios and provide related consulting services;

(l)	To provide credit information reports;

(m)	To lease safe deposit boxes, and

(n)	To participate in businesses at home and abroad.

3.	The Bank may establish associations, foundations under Article 108 of the Greek Civil Code and firms under Article 784 of such Code, engaged in cultural, educational and financial activities, as well as participate in such firms already existing.

CHAPTER TWO

SHARE CAPITAL — SHARES

Article 4

1.	The Bank’s share capital comes to euro 1,043,419,437 and is divided into 231,870,986 shares of a nominal value of euro 4.50 each.

2.	Such share capital has been arrived at as follows:

(i)	By virtue of Royal Decree dated 26 February 1953, the share capital was fixed to 223,190,100,000 old Drachmae, divided into 30,366 shares fully paid, each of a nominal value of 7,350,000 old Drachmae. This capital resulted from the transfer of all “National Bank of Greece S.A.” and “Bank of Athens S.A.” corporate property, including all assets and liabilities as at 27th February 1953, to “National Bank of Greece and Athens S.A.”, which, as aforesaid, changed its name into “National Bank of Greece S.A.” and ipso jure and without any further formalities entered as the universal successor of the above Banks into all their rights and obligations, except for their obligations under direct debts, guarantees, or other reasons originating from bonds, securities in general, contracts or otherwise, and relating to loans in gold or in foreign currency contracted in the form of bonds or not, issued to bearer by Sociétés Anonymes, Legal Entities of Public Law, Municipalities and Communities, etc (Legislative Decree 3504/1956).

(ii)	Following a decision reached by the Bank’s Board of Directors on 10th September 1953, the share capital was increased to 297,586,800,000 old Drachmae or 297,586,800 new Drachmae (Law 2824/1954), divided into 40,488 shares, each of a nominal value of 7,350 new Drachmae.

By a resolution adopted at the General Meeting of Shareholders on 2nd April 1955, the said share capital was divided into 404,880 shares, each of a nominal value of Drachmae 735.

(iii)	Pursuant to Royal Decree dated 14/27 November 1956 “re Readjustment of Financial Statements of Sociétés Anonymes”, the above share capital was readjusted to Drachmae 721,353,476. After the absorption of reserves amounting to Drachmae 4,070,000 and the “Difference due to Readjustment” account which showed a debit balance of Drachmae 139,716,416 was deducted from Drachmae 721,353,476, it left a sum of Drachmae 581,637,060. To round off the nominal value of each share, the amount of Drachmae 229,380 was transferred to reserves; accordingly, pursuant to the provision of Article 10 of the said Royal Decree of 14/27th November 1956, the Bank’s share capital was fixed at Drachmae 581,407,680 divided into 404,880 shares, each of a nominal value of Drachmae 1,436.

(iv)	By a resolution passed on 14th April 1962 by the General Meeting of Shareholders and a decision reached by the Board of Directors on 12th October 1962, the Bank’s share capital was increased by Drachmae 290,703,840 through the issue of 202,440 shares each of a nominal value of Drachmae 1,436. As a result, the Bank’s share capital was increased to Drachmae 872,111,520 divided into 607,320 shares of a nominal value of Drachmae 1,436 each.

(v)	By a resolution passed by the General Meeting of Shareholders on 19th May 1969, the share capital of the Bank was increased by Drachmae 8,502,480 which was derived from withholding Drachmae 14 per share from the 1968 dividend; accordingly, the Bank’s share capital rose to Drachmae 880,614,000, divided into 1,214,640 shares, each of a nominal value of Drachmae 725; such 1,214,640 shares having resulted from the exchange of one (1) old share for two (2) new shares.

(vi)	Subsequently, by a resolution adopted by the General Meeting of Shareholders on 28th May 1970, and in accordance with Emergency Law 148/1967, the Bank’s share capital was increased by Drachmae 220,153,500 through capitalization of the Special Reserve Fund which amounted to Drachmae 219,934,660 and resulted from the issue of new shares above par, and of Drachmae 218,840 out of the Extraordinary Reserve Fund. Such capitalization resulted in the issue of 303,660 new shares, of a nominal value of Drachmae 725 each, distributed, as provided for by Law, to the shareholders in the proportion of one (1) new share to four (4) old shares. Accordingly, the share capital came to Drachmae 1,100,767,500 divided into 1,518,300 shares of a nominal value of Drachmae 725 each.

(vii)	By a resolution passed on 7th September 1972 by the Extraordinary General Meeting of Shareholders, the Bank’s share capital was further increased by (a) Drachmae 157,252,500 through the issue against cash of 216,900 new registered shares, each of a nominal value of Drachmae 725 and (b) Drachmae 366,922,500 by capitalization, according to Emergency Law 148/1967 as amended, of part of the increased value, amounting in total to Drachmae 1,544,457,362 of the Bank’s fixed assets, through the issue of 506,100 new shares of a nominal value of Drachmae 725 each, distributed in the proportion of one (1) new share to three (3) old shares; Drachmae 1,177,534,862 being the balance of the increased value thereof, having been brought to special reserves as provided for by Legislative Decree 1229/1972. Thus, the Bank’s share capital came to Drachmae 1,624,942,500 divided into 2,241,300 shares of a nominal value of Drachmae 725 each.

(viii)	By a resolution adopted on 26th May 1975 by the General Meeting of Shareholders, the Bank’s share capital was increased by Drachmae 64,997,700 by capitalization, in accordance with Emergency Law 148/1967 as amended, of part of the special reserves that resulted from the increased value of the fixed assets, through the issue of

89,652 new shares, each of a nominal value of Drachmae 725, distributed in the proportion of one (1) new share to twenty five (25) old shares.

The Bank’s share capital thus came to Drachmae 1,689,940,200 divided into 2,330,952 shares of a nominal value of Drachmae 725 each.

(ix)	By a resolution passed on 2nd June 1977 by the General Meeting of Shareholders, the Bank’s share capital was further increased by a total of Drachmae 2,779,566,434 through capitalization of the increased value of its real property, amounting to Drachmae 1,667,029,272, in accordance with Law 542/1977, and of the non-capitalized balance of the increased value of its real property, amounting to Drachmae 1,112,537,162, as provided for by Emergency Law 148/1967.

According to Law 542/1977: (a) seventy five percent (75%) of the above total, rounded off to Drachmae 2,039,583,000 in order that the new nominal value of each share may be made an integral number, was applied to increasing the nominal value of each share from Drachmae 725 to Drachmae 1,600 and (b) the balance of Drachmae 739,983,434 was increased by Drachmae 5,920,566 drawn from the profits realized in 1976.

Accordingly, a total of Drachmae 745,904,000 was divided into 466,190 new shares, each of a nominal value of Drachmae 1,600 and distributed to the shareholders in the proportion of one (1) new share to five (5) old shares.

(x)	By a resolution passed by the General Meeting of Shareholders on 25th May 1979, the Bank’s share capital was further increased by Drachmae 895,086,400 through the issue of 559,429 shares of a nominal value of Drachmae 1,600 each.

(xi)	By a resolution adopted by the Extraordinary General Meeting of Shareholders on 24th September 1982, the Bank’s share capital was further increased by capitalization of: (a) the increased value that resulted from readjustment of its real property value, as provided for by Law 1249/1982, amounting to Drachmae 14,212,217,545.56 and (b) Drachmae 53,212,354.44 from the reserves which emanated from the issue of shares above par, i.e. by a total of Drachmae 14,265,429,900. Of this, the amount of Drachmae 9,734,055,900 was applied to increasing the nominal value of each share from Drachmae 1,600 to Drachmae 4,500, and the balance of Drachmae 4,531,374,000 was divided into 1,006,972 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of three (3) new shares to ten (10) old shares.

(xii)	By a resolution adopted by the General Meeting of Shareholders on 24th June 1983, a sum of Drachmae 665,927,970 was transferred from reserves, which resulted from the issue of shares above par, to the share capital to supplement it; such transfer having been prompted by the erroneous calculation of readjustment of the Bank’s real property value as provided for by Law 1249/1982. Accordingly, the Bank’s share capital amounted to Drachmae 19,635,943,500 divided into 4,363,543 shares of a nominal value of Drachmae 4,500 each.

(xiii)	By a resolution passed on 8th June 1988 by the General Meeting of Shareholders, the Bank’s share capital was increased by capitalization of: (a) Drachmae 34,784,009,378 i.e. the increased value that resulted from readjustment of the Bank’s real property value, by virtue of joint decision taken by the Ministers of National Economy and Finance on 22nd February 1988 and (b) Drachmae 560,691,622 from the reserves that resulted from the issue of shares above par, thus amounting to Drachmae 35,344,701,000 divided into 7,854,378 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of nine (9) new shares to five (5) old shares. Accordingly, the share capital rose to Drachmae 54,980,644,500 divided into 12,217,921 shares, each of a nominal value of Drachmae 4,500.

(xiv)	By a resolution adopted by the General Meeting of Shareholders on 21st June 1991, the Bank’s share capital was increased by (a) Drachmae 10,996,128,000 through the issue of 2,443,584 shares of a nominal value of Drachmae 4,500 each, and (b) Drachmae 5,498,064,000 by capitalization of an equal amount from the reserves that resulted from the issue of shares above par. The said amount was divided into 1,221,792 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of one (1) new share to ten (10) old shares. Accordingly, the Bank’s share capital came to Drachmae 71,474,836,500 divided into 15,883,297 shares, each of a nominal value of Drachmae 4,500.

(xv)	By a resolution adopted by the General Meeting of Shareholders on 13th July 1994, the Bank’s share capital was increased by Drachmae 16,424,627,006 resulting from readjustment of the Bank’s real property value and capitalization thereof, as provided for by Laws 2065/92 and 1839/89. The amount of Drachmae 14,585,389, that resulted from the issue of shares above par, was also added to the said amount.

The aggregate amount of Drachmae 16,439,212,395 was applied to increasing the nominal value of each share from Drachmae 4,500 to Drachmae 5,535 each.

Accordingly, the Bank’s share capital amounted to Drachmae 87,914,048,895 divided into 15,883,297 shares of a nominal value of Drachmae 5,535 each.

(xvi)	By resolution of the Board of Directors, adopted at meeting No 1031 of 18th November 1994, the Bank’s share capital increased by Drachmae TWO HUNDRED FORTY NINE THOUSAND SEVENTY FIVE

(249,075) through the issue of 45 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991. Accordingly, the Bank’s share capital amounted to Drachmae 87,914,297,970 divided into 15,883,342 shares of a nominal value of Drachmae 5,535 each.

(xvii)	By resolution of the Board of Directors, adopted at meeting No 1047 of 22nd November 1995, the Bank’s share capital increased by Drachmae FIFTY FIVE THOUSAND THREE HUNDRED FIFTY (55,350) through the issue of 10 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991. Accordingly, the Bank’s share capital amounted to Drachmae 87,914,353,320 divided into 15,883,352 shares of a nominal value of Drachmae 5,535 each.

(xviii)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 14th March 1997, the Bank’s share capital was increased by Drachmae 13,421,431,280 through capitalization of the reserve fund arising from the increased value of fixed assets under Law 2065/1992. The increase was arrived at as follows: (a) an amount of Drachmae 4,209,088,280 was applied to increase the nominal value of each share from Drachmae 5,535 to Drachmae 5,800, (b) an amount of Drachmae 9,212,343,000 was allocated to 1,588,335 new shares of a nominal value of Drachmae 5,800 each, distributed to the shareholders in the proportion of one (1) new share to ten (10) old ones. Accordingly, the Bank’s share capital amounted to Drachmae 101,335,784,600, divided into 17,471,687 common shares of a nominal value of Drachmae 5,800 each.

(xix)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th October 1997, the Bank’s share capital was increased by Drachmae 20,267,154,600 through the issue against cash of 3,494,337 new registered shares of a nominal value of Drachmae 5,800 each, distributed to the shareholders in the proportion of two (2) new shares to ten (10) old ones.

Accordingly, the Bank’s share capital amounted to Drachmae 121,602,939,200 divided into 20,966,024 registered shares, of a nominal value of Drachmae 5,800 each.

(xx)	By resolution of the Board of Directors, adopted at meetings Nos 1094 and 1095 of 9th December 1997, the Bank’s share capital increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, the Bank’s share capital amounted to Drachmae 130,971,528,400, divided into 22,581,298 common registered shares of a nominal value of Drachmae 5,800 each.

(xxi)	By resolution adopted by the General Meeting of Shareholders on 25th May 1998, the Bank’s share capital was increased by Drachmae 26,194,308,000 through capitalization of: (a) Drachmae 6,368,790,543.65 resulting from taxed reserves under Law 2579/98, (b) the balance of the increased value that resulted from readjustment of the real property value, as provided for by Law 2065/92, amounting to Drachmae 703,884,719 and (c) Drachmae 19,121,632,737.35 resulting from the reserves from the issue of new shares above par. Such increase resulted in the issue of 4,516,260 new shares, each of a nominal value of Drachmae 5,800, distributed, free of charge, to the shareholders as at 25 May 1998, in the proportion of two (2) new shares to ten (10) old shares. Accordingly, the Bank’s share capital amounted to Drachmae 157,165,836,400 and is divided into 27,097,558 common shares, of a nominal value of Drachmae 5,800 each.

(xxii)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 9th September 1998, the Bank’s share capital was increased:

(a)	by Drachmae 14,312,065,400 through the Bank’s absorption of the Banking Société Anonyme under the name “NATIONAL MORTGAGE BANK OF GREECE S.A.” (Sociétés Anonymes Registry No 6070/06/b/86/09), as provided for by Article 16 of Law 2515/1997 in conjunction with the provisions of Article 69 of Codified Law 2190/1920,

(b)	by Drachmae 11,387,618,600 through an equal capitalisation of the Bank’s share premium account reserve, in order to maintain the nominal value of the Bank’s aggregate share capital at Drachmae 5,800 per share, subsequent to the merger of the Banking Société Anonyme under the name “NATIONAL MORTGAGE BANK OF GREECE S.A.” through absorption by the Bank.

Accordingly, the Bank’s share capital amounted to Drachmae 182,865,520,400, divided into 31,528,538 common registered shares of a nominal value of Drachmae 5,800 each.

(xxiii)	By resolution of the Board of Directors, adopted at meetings Nos 1116 and 1118 of 8th December 1998 and 16th December 1998 respectively, the Bank’s (share) capital increased by (Drachmae) 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, the Bank’s share capital amounted to Drachmae 192,234,109,600, divided into 33,143,812 common registered shares of a nominal value of Drachmae 5,800 each.

(xxiv)	By resolution of the Board of Directors, adopted at meetings Nos 1117 and 1118 of 8th December 1998 and 16th December 1998 respectively, the Bank’s share capital increased by Drachmae 13,096,005,600 through the issue of 2,257,932 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of 1,128,966 convertible bonds issued in 1991. Accordingly, the Bank’s share capital amounted to Drachmae 205,330,115,200, divided into 35,401,744 common registered shares of a nominal value of Drachmae 5,800 each.

(xxv)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 29th January 1999 each share was split into four complete shares, with a corresponding reduction in its nominal value from Drachmae 5,800 to Drachmae 1,450. Accordingly, the Bank’s share capital amounted to Drachmae 205,330,115,200, divided into 141,606,976 common registered shares of a nominal value of Drachmae 1,450 each.

(xxvi)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th April 1999, the Bank’s share capital was increased by Drachmae 21,522,384,800 through the issue against cash of 14,843,024 new common registered shares of a nominal value of Drachmae 1,450 each; 682,326 of the above shares were distributed to the Bank’s employees and 14,160,698 shares were distributed to the shareholders in the proportion of one (1) new share to 10 old ones. Accordingly, the Bank’s share capital amounted to Drachmae 226,852,500,000 divided into 156,450,000 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxvii)	By resolutions of the Board of Directors, adopted at meetings No 1136 dated 14th June 1999 and No 1137 dated 14th June 1999, the Bank’s share capital increased by Drachmae 5,092,400 through the issue of 3,512 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares of 439 convertible bonds issued in 1991. Accordingly, the Bank’s share capital amounted to Drachmae 226,857,592,400, divided into 156,453,512 common registered shares of a nominal value of Drachmae 1,450 each.

(xxviii)	By resolutions of the Board of Directors, adopted at meetings No 1143 dated 15 November 1999 and No 1144 dated 15 November 1999, the Bank’s share capital increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996. Accordingly, the Bank’s share capital amounted to Drachmae 236,226,181,600, divided into 162,914,608 common registered shares of a nominal value of Drachmae 1,450 each.

(xxix)	By resolution adopted by the General Meeting of Shareholders on 18th April 2000, the Bank’s share capital was increased by Drachmae 94,490,473,800 through an equal capitalization of the Bank’s reserve fund emanated from the issue of shares above par.

Such increase resulted in the issue of 65,165,844 new shares, each of a nominal value of Drachmae 1,450, distributed, free of charge, to the shareholders as at 26 April 2000 in the proportion of four (4) new shares to ten (10) old shares.

Accordingly, the Bank’s share capital amounted to Drachmae 330,716,655,400 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxx)	By resolutions of the Board of Directors, adopted at meetings No 1164 dated 15 November 2000 and No 1165 dated 15 November 2000, the Bank’s share capital increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996. Accordingly, the Bank’s share capital amounted to Drachmae

340,085,244,600, divided into 234,541,548 common registered shares of a nominal value of Drachmae 1,450 each.

(xxxi)	By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank’s share capital was reduced by Drachmae 9,368,589,200 through the cancellation of 6,461,096 own shares purchased from the Public Company of Transferable Securities S.A. (DEKA S.A.)

Accordingly, the Bank’s share capital amounts to Drachmae 330,716,655,400 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxxii)	By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank’s share capital was increased by Drachmae 19,016,207,686, through an increase in the nominal value of the Bank’s share from Drachmae 1,450 to Drachmae 1,533.375, by capitalization of (a) an increase by Drachmae 10,637,258,098 in the value of the Bank’s real property pursuant to Law 2065/1992, and (b) an amount of Drachmae 8,378,949,588 resulting from the reserves from the issue of new shares above par.

Accordingly, the Bank’s share capital amounts to Drachmae 349,732,863,086, divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,533.375 each.

(xxxiii)	By resolutions of the Board of Directors, adopted at meetings No 1187 dated 15 November 2001 and No 1188 dated 15 November 2001, the Bank’s share capital increased by Drachmae 9,907,289,213 through the issue of 6,461,100 new shares of a nominal value of Drachmae 1,533.375 each; such issue resulting from the conversion into shares of 1,615,275 convertible bonds issued in 1996.

Accordingly, the Bank’s share capital amounted to Drachmae 359,640,152,299, divided into 234,541,552 common registered shares of a nominal value of Drachmae 1,533.375 each.

(xxxiv)	By resolution adopted by the General Meeting of Shareholders on 26th November 2001, the Bank’s share capital was reduced by Drachmae 9,907,289,213 through the cancellation of 6,461,100 own shares which resulted from the conversion of 1,615,275 bonds purchased from the Public Company of Transferable Securities S.A.

Accordingly, the Bank’s share capital amounts to Drachmae 349,732,863,086 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,533.375 each.

(xxxv)	By resolution adopted by the General Meeting of Shareholders on 9th May 2002, and under the provisions of Article 12 of Law 2842/2000, the share capital and the nominal value of the share were converted into euro only.

Accordingly, the Bank’s share capital amounts to euro 1,026,362,034 and is divided into 228,080,452 common registered shares, of a nominal value of euro 4.50 each.

(xxxvi)	By resolution adopted by the Repeat General Meeting of Shareholders on 20th November 2002, the Bank’s share capital was increased:

(a)	by euro 8,086,472.32, through the merger by absorption, by National Bank of Greece, of the banking Société Anonyme “National Investment Bank of Industrial Development S.A. (ETEBA)” (Register of Sociétés Anonymes Number 6075/06/B/86/14), in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 69 seq. of Codified Law 2190/1920.

(b)	by euro 8,970,930.68, resulting from an equivalent capitalisation of a part of the Bank’s share premium account reserve, which was decided so that the nominal value of the total number of National

Bank of Greece shares remains at euro 4.50 following the decided merger by absorption of “National Investment Bank of Industrial Development S.A. (ETEBA)” by the Bank.

Accordingly, the Bank’s share capital amounts to euro 1,043,419,437 and is divided into 231,870,986 common registered shares, of a nominal value of euro 4.50 each.

Article 5

1.	With each issue of new shares, their price may not be set below par. In the event of issue of new shares above par, the difference between the par value and the issue price may not be applied to the payment of dividends or fractions.

2.	The resolution passed by the governing body authorized, under Codified Law 2190/1920 and these Articles of Association, to increase the share capital or issue a bond loan, must at least specify the amount of the capital increase or bond loan, the mode of cover thereof, the number and class of shares or bonds to be issued, their nominal value and issue price, and the deadline for cover thereof.

3.	Cash payments in cover of the initial capital or any increase thereof, as well as shareholders’ deposits intended for share capital increase in the future, shall be made into a special account in the Company’s name, held with any bank legally operating in Greece.

4.	Under the provisions of Article 13 of Codified Law 2190/1920, the General Meeting may grant to the Board of Directors the power to increase the share capital or issue a bond loan, by a resolution subject to the publication formalities provided for by Article 7b of the said Law. In this case, the share capital may be increased up to the sum of capital which has been paid up at the date of delegation of the said power to the Board, whereas the amount of the bond loan may not exceed half of the sum of share capital which has been paid up at such date. The aforesaid powers of the Board may be renewed by the General Meeting for periods not exceeding five years for each renewal and becoming effective upon expiry of the previous five-year period. The said resolution of the General Meeting is subject to the publication formalities provided for by Article 7b of Codified Law 2190/1920. As an exception to the provisions of the previous subparagraph, when the company’s reserves exceed one fourth (1/4) of its paid-up share capital, an increase in said share capital requires a General Meeting resolution passed in conformity with the provisions of Article 29, Paragraphs 3 and 4 and Article 31, Paragraph 2 of Codified Law 2190/1920 as is in force, and a respective amendment to the Article hereof related to the share capital.

Capital increases decided upon under subparagraph 1 of this paragraph shall not constitute an amendment to the Articles of Association.

5.	In all cases of share capital increase not effected by contribution in kind, or of issue of bonds convertible into shares, a preference right on the entire new capital or bond loan shall be given to shareholders of record at the time of issue, in proportion to their equity holding.

After expiry of the deadline (which shall in no case be less than one month) for exercising the preference right designated by the Company’s body which decided on the increase, shares not taken up as above shall be allocated by the Board of Directors as it sees fit.

In the event that the Company’s body which decides on the share capital increase fails to set a deadline for exercising the preference right, such deadline, or any extension thereto, shall be set by the Board of Directors, by a decision taken within the time limits provided for by Article 11 of Codified Law 2190/1920.

The invitation to exercise the preference right, which must also indicate the deadline set for exercising such right, shall be published in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette.

The invitation to exercise the preference right may however be also sent to the shareholders by registered mail against receipt.

The aforesaid invitation and deadline for exercising the preference right may be omitted, if shareholders who attended the General Meeting represented the entire share capital and were informed of the deadline set for exercising the preference right, or declared whether they decided to exercise the preference right or not.

6.	The aforesaid preference right may be limited or abolished by a resolution adopted by the General Meeting of Shareholders and pursuant to the provisions of Article 13 Paragraphs 6 and 7 of Codified Law 2190/1920.

Article 6

1.	As specified by Codified Law 2190/1920, Article 11a, the shares are registered. Should it be permitted to banks in the future to issue shares to bearer (deregistration of shares), the conversion of currently registered shares to bearer shares shall be effected by a resolution adopted by the General Meeting of Shareholders.

2.	Shares shall be dematerialised, registered with the Central Securities Depository (CSD) without any serial number, and monitored by means of entries with the said Depository.

3.	Rights and obligations arising under each share apply to the person registered with the CSD as a shareholder.

4.	Shares are indivisible. In case of joint ownership, the joint owners’ rights shall be exercised only by a joint representative. Joint owners shall be jointly and severally liable as regards the discharge of obligations deriving from the joint ownership.

5.	Upon acquisition of a share, the shareholder accepts the Bank’s Articles of Association, the resolutions of the General Meetings of Shareholders and the decisions reached by the Board of Directors.

6.	By a resolution adopted under the provisions of Article 29 Paragraph 3 and 4 and Article 31 Paragraph 2 of Codified Law 2190/1920, the General Meeting may establish a plan for allocating Company shares to the Directors and employees of the Company, as well as of associated companies as defined under Article 42e Paragraph 5, in the form of stock purchase options under the terms of the said resolution, a summary of which shall be published in conformity with the formalities provided for by Article 7b. Such General Meeting resolution must designate the highest number of shares that may be issued, which cannot exceed 1/10 of existing shares if beneficiaries exercise the stock purchase option, and the price and allocation terms of beneficiaries’ shares. Adopting a resolution to this effect, the Company’s Board of Directors shall arrange all other details not otherwise arranged by the General Meeting, issue stock option certificates and, in December of each year, issue shares to beneficiaries who have exercised their option, increasing the Company’s capital accordingly, and certify this capital increase in conformity with Article 11. Such capital increases shall not constitute an amendment to the Articles of Association and Article 13, Paragraph 5 of Codified Law 2190/1920 shall not apply thereto.

CHAPTER THREE

GENERAL MEETING OF SHAREHOLDERS

Article 7

The General Meeting of Shareholders is the Bank’s supreme body entitled to decide on each single matter concerning the Bank. Its lawful resolutions shall be binding upon all the shareholders, even those absent or dissenting.

Article 8

1.	All Bank’s shareholders have the right to participate in the General Meeting.

2.	The shareholders may be represented at the General Meeting by other person duly authorized.

3.	Each share shall entitle the holder to one vote. The number of each shareholder’s votes shall be equal to the number of his shares.

Article 9

1.	The General Meeting alone shall be authorized to decide upon:

(a)	The amendments to the Articles of Association. Such amendments shall be also deemed to include the increases or decreases in the Bank’s share capital, excluding the share capital increase decided upon by the Board of Directors under Paragraph 4, Article 5 hereof;

(b)	The election of the members of the Board of Directors and the auditors;

(c)	The approval of the Bank’s Annual Financial Statements;

(d)	The appropriation of the annual profits;

(e)	The issue of bond loans;

(f)	The merger, split, conversion, revival, extension of duration or dissolution of the Bank;

(g)	The appointment of liquidators; and

(h)	Any other matter provided for by Law.

2.	The election of provisional Directors to replace Directors who resigned, died or were discharged for any reason whatsoever shall not fall within the authority of the General Meeting.

3.	The General Meeting shall otherwise decide upon all such Board proposals as shall be listed on the agenda.

Article 10

1.	The General Meeting of Shareholders shall be convened by the Board of Directors and held regularly at the Company’s registered office at least once a year, always within six months of the end of each financial year. An extraordinary General Meeting may be convened by the Board of Directors whenever deemed appropriate.

Exceptionally, the General Meeting may also be held at another place within Greek territory, upon special permission granted by the Minister of Trade, as more specifically defined in Article 25, Subparagraph 2 of Law 2190/1920. Such permission is not required when shareholders representing the entire share capital are present or represented at the Meeting and none of them objects to holding the Meeting and adopting resolutions.

2.	The ordinary General Meeting shall examine the Annual Financial Statements and the reports of the Board of Directors and of the auditors on such Statements and shall decide on their approval.

3.	The ordinary General Meeting shall elect at least one auditor and one substitute, as more specifically provided for under Article 33, Paragraph 1 hereof.

4.	After approval of the Annual Financial Statements, the General Meeting shall by special ballot, effected by roll-call, decide upon discharging the Board of Directors and the auditors from all personal liability. Such discharge shall have no effect in the cases under Article 22a of Codified Law 2190/1920. The members of the Board and such employees as are shareholders of the Bank may take part in such voting only in respect of the number of shares they own.

Article 11

1.	With the exception of repeat meetings and meetings deemed similar to them, the General Meeting shall be convened at least twenty days prior to the date fixed for the meeting. Non-business days shall be included in the said period. The date of publication of the notice convening the General Meeting and the date of the meeting itself shall not be included.

2.	A notice convening the General Meeting is not required in the event that shareholders representing the entire share capital are present or represented at the Meeting and none of them objects to holding the Meeting and adopting resolutions.

3.	The notice convening the General Meeting, clearly indicating at least the building, date and time of the meeting and the items on the agenda, shall be displayed in a conspicuous place in the Bank’s Head Office premises and published as follows:

(a)	in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette pursuant to the provisions of Article 3 of Presidential Decree dated 16 January 1930 re Bulletin for Sociétés Anonymes,

(b)	in a daily newspaper selected amongst the newspapers under Article 3 of Legislative Decree 3757/1957, as is in force, published in Athens and having, at the discretion of the Board of Directors, wider circulation in Greece, and

(c)	a daily financial newspaper amongst those which:

(aa)	are published 6 days a week for at least 3 consecutive years as principally financial newspapers,

(bb)	have had a circulation of at least 5,000 copies a day throughout the three-year period,

(cc)	comply with the standards designated by a joint decision of the Minister of Trade and the Minister of Press and Mass Media in order to be eligible as financial newspapers, as more specifically defined in Article 26, Paragraph 2, Point c of Law 2190/1920.

(d)	in a daily or at least weekly newspaper amongst those published in the place of its registered office and, in the event that no newspaper is published there, in one daily or at least weekly newspaper amongst those published in the capital of the Prefecture where the Company has its registered office.

Daily or weekly newspapers must comply with the standards of Article 1 of Legislative Decree 1263/1972 and Article 2 of Law 4286/1963, respectively, as is in force, and have been in uninterrupted circulation, at least as weekly newspapers, for a minimum period of three (3) years.

The notice shall be published ten (10) full days in advance in the aforesaid Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette and twenty (20) full days in advance in the aforesaid daily or weekly newspapers or financial press. In the event of repeat General Meetings, the above time limits shall be reduced by half.

Article 12

1.	Shareholders who have deposited with the Bank the relevant CSD certificate at least five (5) days prior to the date fixed for the General Meeting shall be entitled to participate in and vote at the General Meeting.

2.	The time limit set in the previous paragraph shall also apply to the deposit with the Bank of the documents legalizing the shareholders’ representatives or proxies.

3.	The shareholders that have not complied with the provisions of this Article may take part in and vote at the General Meeting only by its permission.

4.	Legal entities may participate in the General Meeting designating up to three persons as their representatives.

Article 13

1.	A list of the shareholders who have voting power, indicating the number of shares and of votes of each, the names of their proxies, if any, as well as the shareholders’ and their proxies’ addresses should be displayed in a conspicuous place in the Bank’s Head Office premises forty eight (48) hours prior to each General Meeting. The Board of Directors shall without fail indicate in the said list all such shareholders as shall have complied with the provisions of the preceding article.

2.	Should a shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the meeting and prior to the discussion of the items on the agenda.

Article 14

1.	The Chairman of the Board of Directors shall also temporarily preside over the General Meeting. Should the Chairman be unable to attend, he shall be replaced by the substitute designated in article 21 paragraph 2.

Should such substitute be also unable to attend, the General Meeting shall be temporarily presided over by such shareholder as shall own most of the shares, or by such shareholder’s legal representative. Two of the shareholders or proxies present, designated by the Chairman, shall act as temporary secretaries.

2.	After ratification of the list of shareholders, the General Meeting shall forthwith proceed to elect the definitive Executive Committee, consisting of a Chairman and two (2) secretaries; the latter also acting as vote counters.

Article 15

1.	The General Meeting of Shareholders shall be considered to have the quorum required and shall duly deliberate on the items on the agenda when shareholders owning at least one fifth (1/5) of the paid-up capital shall be present or represented. Should there be no such quorum, the General Meeting shall again be convened within twenty (20) days as of the date the meeting was cancelled, with notice being given at least ten (10) clear days beforehand, whereupon it shall be considered to have the quorum required and shall duly deliberate on the original items on the agenda whatever the paid-up share capital represented.

2.	Exceptionally, in respect of decisions regarding a change in the Company’s nationality, registered office or business object, an increase in the shareholders’ liabilities, a share capital increase not provided for by the Articles of Association in conformity with Article 13 Paragraphs 1 and 2 of Law 2190/1920, as is in force, or required by Law, or made by capitalisation of reserves, a decrease in share capital, an issue of a bond loan, a change in the method of distribution of profits, a conversion of the Company’s stock from bearer to registered shares, a merger, split, conversion, revival, extension of duration or dissolution of the Company, a delegation, or renewal of, a power to the Board of Directors to increase the share capital or issue a bond loan in accordance with Article 13, Paragraph 1 of Law 2190/1920 as is in force, the General Meeting shall be considered to have a quorum and shall duly deliberate on the items on the agenda when shareholders representing two thirds (2/3) of the paid-up share capital are present or represented.

Should there be no quorum in the first meeting as described in the preceding paragraph, a first repeat meeting shall be convened within twenty (20) days as of the aforesaid meeting, with notice being given at least ten (10) clear days beforehand, and it shall be considered to have the quorum required and shall duly deliberate on the original items on the agenda when at least one half (1/2) of the paid-up share capital shall be represented.

Should neither such quorum be obtained, a second repeat meeting shall be convened again within twenty (20) days, with notice being given at least ten (10) clear days beforehand, and it shall be considered to have the quorum required and shall duly deliberate on the original items on the agenda when at least one third (1/3) of the paid-up share capital shall be represented.

Article 16

1.	General Meeting decisions shall be reached by absolute majority of the votes represented thereat.

2.	Exceptionally, decisions on issues under Article 15 paragraph 2 hereof shall be reached by a majority of two thirds (2/3) of the votes represented at the General Meeting.

Article 17

1.	A summary of the General Meeting minutes shall be recorded in a special book and shall be ratified by the signatures of the Chairman of the General Meeting and two secretaries. Should a shareholder so request, the Chairman of the General Meeting shall record in the minutes an accurate summary of the shareholder’s opinion.

2.	A list of such shareholders as shall be present or represented at the General Meeting by proxy shall be also recorded in the same book; such list being prepared as provided for in Article 13 hereof.

3.	The copies or abstracts of the General Meeting minutes shall be ratified by the Chairman of the General Meeting or by the Chairman of the Board of Directors or his legal substitute.

CHAPTER FOUR

BOARD OF DIRECTORS

Article 18

1.	The Bank is administered by a Board of Directors consisting of nine (9) to fifteen (15) members.

2.	The Board members are elected by the General Meeting of shareholders which shall each time specify the exact number of such members. The members of the Board of Directors may at any time be discharged by the General Meeting.

3.	Should a Director cease to be on the Board as a result of resignation, death or discharge due to any reason whatsoever, the remaining Directors shall, subject to at least five (5) of them being present, temporarily elect another Director to fill the vacancy for the unexpired term of office of the Director replaced. Such election shall be submitted for approval to the General Meeting of Shareholders immediately following. The actions of the Directors so elected shall be deemed to be valid even if their election shall not have been approved by the General Meeting.

4.	The appointment and the discharge of the members of the Board of Directors under any reason whatsoever, as well as the persons authorized to represent the Bank jointly or individually, together with their identification data, shall be published as provided for by Articles 7a and 7b of Codified Law 2190/1920, as is in force.

Article 19

1.	Subject to Article 18 paragraph 3, the Directors are elected by the General Meeting for a term of three (3) years. The term of office of the Directors shall end at the ordinary General Meeting of the year in which the three-year term as of their election shall have expired.

2.	The Directors shall always be eligible for re-election.

Article 20

1.	The Directors shall be discharged if they shall unduly fail to participate in or be represented at the Board meetings for over six (6) months. The discharge from office shall be definitive as of the date on which the Board of Directors shall decide thereon by resolution recorded in the minutes.

2.	The resignation of a Director shall be submitted to the Board and shall become definitive when received by the Bank, acceptance thereof not being necessary.

Article 21

1.	The Board of Directors elects by absolute majority from among its members the Chairman of the Board, the Bank’s Governor — who shall manage the Bank’s operations — and one to five Deputy Governors. The Chairman of the Board may also be elected as the Bank’s Governor.

2.	Should the Chairman be absent, prevented or deceased, he shall be substituted by the Governor and, should the Governor be absent, prevented or deceased, by the senior Deputy Governor by order of election; in case of simultaneous election of the Deputy Governors, by the Deputy Governor nominated by the Board.

3.	The Board of Directors shall be constituted as such at its first meeting convened after each election of Directors by the General Meeting, as well as whenever the Chairman’s or Governor’s post shall for any reason be vacant. Until the Board of Directors elects a new Chairman or Governor, the duties involved shall be discharged by his substitute as provided for in paragraph 2.

4.	The Chairman of the Board or his substitute presides over the meetings of the Board of Directors, introduces the subjects for discussion and manages the affairs of the Board.

5.	The Board of Directors elects its secretary who may be either one of its members or a third party.

Article 22

1.	The Board of Directors represents the Bank judicially and extra-judicially and may by its decision entrust the exercise of all or part of its powers and authorities, including the right of representation, to the Governor, the Deputy Governors, to one or more of its members or to the Bank’s Managers or even to third parties; such decision also specifying the subjects in respect of which the said powers are conferred, excluding such subjects as may require collective action of the Board of Directors.

2.	The Board of Directors may also decide to entrust the exercise of part of its powers and authorities, including the right of legal representation, to the staff of the Bank or to such other persons as are technically or otherwise qualified, as provided for by Article 18 paragraph 2 and Article 22 paragraph 3 of Codified Law 2190/1920, as is in force.

3.	The Board of Directors may confer to the Governor and the Deputy Governors the right of further conferring, to the staff of the Bank, the powers and authorities mentioned under paragraphs 1 and 2.

4.	The Board of Directors may designate that should the Governor be absent, prevented or deceased, he shall be substituted, in the exercise of the entire range of his duties and powers, by the senior Deputy Governor by order of election and, in case of simultaneous election of the Deputy Governors, by the Deputy Governor nominated by the Board.

Article 23

1.	The Board of Directors shall be the proper body to decide on each single matter concerning the Bank’s management, its property management and, generally, to ensure that the corporate objects are fulfilled. Such matters as may according to Law and these Articles of Association fall under the exclusive authority of the General Meeting shall be excluded from the Board’s jurisdiction.

2.	The acts of the Board of Directors, even if in excess of the corporate objects, shall be binding upon the Bank against third parties, unless it is proved that such third party/ies was/were or should be aware of such excess; observation only of the requisite publication formalities regarding the Bank’s Articles of Association or the amendments thereto not constituting a proof.

3.	The powers of the Board of Directors shall include:

(a)	Establishment of branch offices, agencies and representative offices in Greece and abroad;

(b)	Participation of the Bank in other banks in Greece or abroad, or divestment thereof;

(c)	Approval of the Bank’s by-laws;

(d)	Nomination of the Bank’s General Managers and Managers upon the Governor’s recommendation;

(e)	Audit and approval of the Bank’s Annual and Consolidated Financial Statements;

(f)	Establishment of associations, foundations under Article 108 of the Greek Civil Code and participation in Companies under Article 784 of such Code.

4.	The Bank is bound in its transactions by either one or two authorized signatories. The Board of Directors authoritatively confers single signatory powers only to the Governor and the Deputy Governors.

Article 24

As provided for by Article 22 paragraph 4 of the Articles of Association, the Bank shall be represented in Courts by the Governor or his substitute. Should the Bank be required to appear personally in the Courts, the Public Prosecutor’s Office or any other Judicial Authority, or in the event of: (a) taking an oath, (b) filing a complaint or suit and waiving same, (c) declaring appearance as a prosecuting party in criminal courts during preliminary and judicial hearings and waiving same, (d) exercising legal remedies upon criminal judgments and decrees and waiving same, as well as in all cases in general requiring personal appearance in a court, the Public Prosecutor’s Office or any other judicial authority the Bank shall, besides its Governor and his substitutes, be legally represented by any Manager or Assistant Manager of the Bank’s Administration, Regional Administrations or Regional Divisions; in respect of the affairs of its Offices and Branches, the Bank may also be represented by the Office or Branch Manager or his substitute, or by any one of its Assistant Managers or Chiefs of Section.

Article 25

1.	The Board of Directors shall ordinarily meet at the Company’s registered office once each calendar month, and extraordinarily when the Chairman sees fit, or at the Directors’ request, as provided for by Paragraph 3 of this Article.

2.	The Board of Directors shall be convened by the Chairman, by means of a notice given to the Directors at least two working days prior to the meeting. The notice must clearly specify the items on the agenda. Otherwise, a resolution may be adopted only if all Directors are present or represented and none of them objects to adopting a resolution.

3.	A meeting of the Board may be requested by two Directors submitting an application to the Chairman, who is be obliged to call the Board within ten (10) days of such submission. Should the Chairman refuse to call the Board within the said period, the Directors who applied for the meeting may call the Board themselves, within five (5) days of expiry of the ten-day period, giving notice to that effect to the other Directors.

The aforesaid application of the Directors shall clearly specify the items on which the Board shall deliberate.

4.	At the request of two Directors, the Chairman is obliged to record on the agenda of the first meeting held after submission of the said request every item which shall be proposed.

5.	Subject to Paragraph 1 of this Article, the Board of Directors may legally meet at a place other than the place of the Company’s registered office, whether in Greece or abroad, provided that all the Directors are present or represented at the meeting and none of them objects to holding the meeting and adopting resolutions.

Article 26

1.	The Board of Directors shall be considered to have the quorum required and shall duly deliberate when one half plus one of the Directors is present or represented, but under no circumstances may the number of Directors present in person be less than five. For the purpose of determining the number of the quorum required, any resulting fraction shall be omitted.

2.	The resolutions adopted by the Board of Directors shall be valid when reached by an absolute majority of the votes of Directors present or represented, unless otherwise provided for by Law or by the Articles of Association.

3.	Should a member of the Board of Directors be absent or unable to attend the Board meeting, such member may by letter appoint any other Board member as his proxy. Each Director may duly represent only one of the other Directors. No one may be appointed representative if not a member of the Board.

Article 27

1.	The proceedings and decisions reached by the meeting of the Board of Directors shall be recorded in summary form in a special book which may also be stored on a computer file. At the request of a Director, the Chairman is obliged to record in the minutes an accurate summary of the Director’s opinion. A list of the Directors who were present or represented at the meeting shall also be recorded in the said book.

2.	Copies of the minutes of Board of Directors meetings, which are required to be registered with the Sociétés Anonymes Registry in conformity with Article 7a of Law 2190/1920 as is in force, shall be filed with the Ministry of Trade within twenty (20) days of the Board meeting.

3.	Copies and excerpts of the Board meeting minutes shall be validated by the Chairman or, if unable, by his legal substitute.

Article 28

Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

Article 29

In accordance with the provisions of Articles 22a and 22b of Codified Law 2190/1920, as is in force, the members of the Board of Directors shall be liable to the Bank for their acts and/or omissions whilst managing its corporate affairs.

Article 30

1.	The Bank’s Directors and Managers shall not without General Meeting approval be allowed to engage professionally, either on their own behalf or on behalf of third parties, in such business activities as may fall under any of the objects aimed at by the Bank, neither to participate as general partners in companies pursuing such objects. In the event of breach of this provision the Bank shall enforce the rights granted to it under Article 23 paragraphs 2 and 3 of Codified Law 2190/1920 as is in force.

2.	Each Director shall keep the Bank’s affairs brought to his knowledge in his capacity as a member of the Board strictly confidential.

CHAPTER FIVE

MINORITY RIGHTS

AUDIT — FINANCIAL YEAR — ANNUAL FINANCIAL STATEMENTS

Article 31

1.	At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, the Board of Directors shall convene an extraordinary General Meeting of Shareholders and fix the date of the session, which may not be later than thirty (30) days as of the date on which the request was handed to the Chairman of the Board of Directors. The request shall indicate the items on the agenda.

2.	At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, the Chairman of the General Meeting shall adjourn, only once, the passing of resolutions by the General Meeting, whether ordinary or extraordinary, and fix the date indicated in the shareholders’ request as the date for the session at which to take such decisions; this date, however, may not be later than thirty (30) days from adjournment.

The adjourned General Meeting shall be a continuation of the previous meeting and shall not require repetition of the publication formalities regarding notice to shareholders; new shareholders may also participate therein, subject to Articles 12 and 13 Paragraph 1 hereof.

3.	At the request of shareholders representing one twentieth (1/20) of the paid-up share capital, the decisions on the items on the General Meeting agenda shall be reached by roll-call.

4.	At the request of shareholders representing one twentieth (1/20) of the paid-up share capital submitted to the Bank five (5) clear days prior to the date of the ordinary General Meeting, the Board of Directors shall:

(a)	inform the General Meeting of the amounts paid by the Bank over the last two years to Board members, Managers or other Bank employees, for any purpose whatsoever, as well as of any other payments made to them; also of any existing agreement between the Bank and the said parties under any reason whatsoever.

(b)	supply any such specific information requested about the Bank’s operations as shall be useful to actually assess the items on the agenda.

The Board of Directors may, for well-founded reasons, refuse to supply information requested. Such reasons shall be recorded in the minutes.

5.	Upon request submitted to the Bank five (5) days prior to the ordinary General Meeting by shareholders representing one third (1/3) of the paid-up share capital who are not represented in the Board of Directors, the latter shall supply them or their legal representative either at the General Meeting or, at its discretion prior thereto, with information on the course of business and the Bank’s property structure. The Board of Directors may, for a substantial well-founded reason, decline to supply the information requested, and the said reason shall be recorded in the minutes.

6.	In the cases of sub-paragraph (b) of paragraph 4, as well as of paragraph 5 of this Article, any dispute as to the validity of the reason for declining to supply the information shall be settled by judgment of the appropriate Court of the place of the Bank’s registered office. By virtue of the said judgment, the Court may require the Company to supply the information it had declined.

7.	In the cases of paragraphs 1, 2, 4 and 5 of this Article, the shareholders submitting a request shall, as provided for therein, hold the relevant Central Security Depository certificates, granting to them the right to submit such request, in deposit as from the date of submission until the date of the session of the General Meeting. In the case of paragraph 6, such certificates shall remain deposited until the issue of the decision of the appropriate Court.

Article 32

1.	An audit on the Bank may, according to the procedure provided for by Law, be requested from the appropriate Court by the following persons, on the conditions set out herein below:

(a)	Shareholders of the Bank representing at least one twentieth (1/20) of the paid-up share capital;

(b)	The Athens Stock Exchange following a decision reached by a majority of two thirds (2/3) of its Board members;

(c)	The Minister of Trade when there are serious reasons.

2.	In the cases under (a) and (b) above the audit shall be ordered if presumed that the alleged actions constitute violation of the Law, or of the Articles of Association or of General Meeting resolutions. In the case under (c) the audit shall obligatorily be ordered by the Court. In all cases the alleged actions must have occurred at a time not exceeding two years from the date of approval of the balance sheet for the year in which such actions took place.

3.	Shareholders representing one third (1/3) of the paid-up share capital may, according to the procedure provided for by Law, request the appropriate Court that an audit be conducted on the bank if the overall course of the corporate affairs leads to believe that such affairs have not been properly and fairly managed. The provision of this paragraph, however, shall not apply where the minority requesting the audit is represented in the Board of Directors.

4.	In the cases of Paragraphs 1 and 3 of this Article, the shareholders submitting a request shall hold the relevant CSD certificates, granting the above rights to them, deposited with the State Loans and Deposits Fund, the Bank of Greece or any other prime Bank in Greece until the relative decision is issued, and at any rate for a period of at least thirty (30) days from submission of such request.

Article 33

1.	In order that the General Meeting may duly reach a decision on the Annual Financial Statements, such statements must have been previously audited by at least one auditor, who shall be a member of the Association of Certified Public Accountants and who shall be designated, together with a substitute, by the previous ordinary General Meeting. The auditors’ fee shall be set, in conformity with Article 36, Paragraph 3 of Codified Law 2190/1920, by the General Meeting resolution appointing them.

2.	Such auditors, as well as an equal number of substitute auditors, shall be always designated by the previous ordinary General Meeting.

3.	The appointment and discharge of the auditors for whatever reason shall be published, together with their identification data, as provided for by Articles 7a and 7b of Codified Law 2190/1920 as is in force.

Article 34

1.	Throughout the financial year the auditors shall monitor the Bank’s accounts and financial position and shall have access to all books, accounts and documents, including the minutes of the General Meeting and the Board of Directors.

They shall furthermore make every necessary recommendation to the Board of Directors and, in the event of a breach of the provisions of the Law or of the Articles of Association, refer the matter to the appropriate supervisory authority.

2.	After the end of the financial year the auditors shall audit the Bank’s Annual Financial Statements and shall submit a report on their findings to the ordinary General Meeting. After a check on the accuracy and fairness of the entries in the Bank’s books is performed, such report must clearly show whether the Annual Financial Statements reflect the Bank’s financial position at the closing date of the financial year audited and the Profit and Loss Account reflects the results of such year.

3.	The auditors’ report shall, in particular, indicate:

(a)	Whether the information necessary to discharge their duties was supplied to them;

(b)	Whether a full account of the operations of the Bank’s branch offices was brought to their knowledge;

(c)	Whether there has been a change in the method of taking an inventory over the previous financial year.

4.	The auditors shall be present at the General Meeting and shall supply every information related to their audit.

5.	Whilst discharging their duties, the auditors shall be liable for any offence and shall indemnify the Bank. Such liability cannot be eliminated or modified and the Bank’s claim shall be statute-barred after two years.

6.	At the auditors’ request the Board of Directors shall within 10 (ten) days as of the date such request was submitted to the Chairman of the Board convene a General Meeting of Shareholders specifying that the item on the agenda shall be the item indicated in the auditors’ request.

Article 35

1.	The financial year shall last twelve (12) months commencing on 1st January of each year and ending on 31st December of same.

2.	At the end of each financial year the Board of Directors shall close the accounts, make a detailed inventory of the corporate assets and prepare the Annual Financial statements according to the provisions of Law; it shall furthermore submit such Annual Financial Statements, annual report for the period ending and the auditors’ report, to the ordinary General Meeting (together with any explanatory report indicating all that is provided for by Codified Law 2190/1920, Article 43 paragraph 7, as was in force prior to the enforcement of Presidential Decrees 409/86 and 498/87).

3.	The Company’s balance sheet, profit and loss account and appropriation account, as well as the relevant auditors’ report, shall be published by the Board of Directors at least twenty (20) days prior to the session of the General Meeting as provided for by Law.

4.	A decision in respect of the Annual Financial Statements, as approved by the Board of Directors, shall be duly reached by the General Meeting subject to such statements having been signed by three different persons, i.e.: (a) the Chairman of the Board of Directors or his legal substitute, (b) the Managing or the Executive

Director or, should there be no such Director or his capacity coincides with the capacity of the aforesaid persons, by a Director appointed by the Board to that effect, and (c) the Chief Accountant.

Should the above parties disagree on the legality of the method of preparation of the Annual Financial Statements, they shall submit their objections to the General Meeting in writing.

5.	Ten (10) days prior to each ordinary General Meeting the Annual Financial Statements and the reports of the Board of Directors and of the auditors shall be made available to any shareholders requesting them.

Article 36

1.	Net profits of the Bank shall be considered to be the profits resulting from the gross earnings after deduction of all expenses, losses, write-offs and any other corporate obligation.

2.	The Bank’s net profits shall be appropriated as follows:

(a)	Five to twenty per cent (5% — 20%) of the total net profits shall be applied towards an ordinary reserve up to an amount equal to one half of the share capital. Upon completion of the above amount, the deduction shall no longer be mandatory and shall so remain unless the amount of the ordinary reserve is for any reason whatsoever reduced to less than one half of the share capital, whereupon such deduction shall again become mandatory.

(b)	As provided for by Emergency Law 148/1967, Article 3 and Law 876/79, Article 1 as are presently in force, there shall be a deduction for the payment of the first dividend corresponding to six percent (6%) of the share capital.

(c)	After deduction of the first dividend there shall be another deduction which shall at the discretion of the General Meeting be transferred to form extraordinary reserves, and then a further deduction to cover Board of Directors’ fees; the balance left being distributed to the shareholders as an additional dividend, or carried forward.

3.	The amount to be distributed shall be paid to the shareholders within two (2) months from the date when the Annual Financial Statements are approved by an ordinary General Meeting resolution, as more specifically provided for by the General Meeting or the Board of Directors.

4.	Subject to the provisions regarding the decrease in the share capital, no distribution may be made to the shareholders if at the closing date of the last financial year the Bank’s equity capital is or shall as a result of the said distribution be less than the Bank’s share capital, plus reserves, which cannot be distributed under the Law or the Articles of Association.

5.	The amounts distributed to the shareholders shall not exceed the results of the last financial year ended, increased by the profits of the previous years and the reserves which are permitted to be distributed (their distribution having been approved by the General Meeting of Shareholders), reduced by the losses of the previous years and by such amount as shall according to Law or the Articles of Association be required to be applied towards the formation of reserves. The amount to be distributed shall be paid to the shareholders within two months from adoption by the ordinary General Meeting of the resolution approving the Annual Financial Statements.

6.	The term “distribution” under paragraphs 4 and 5 hereof shall particularly include payment of dividends and interest on shares.

CHAPTER SIX

WINDING UP AND LIQUIDATION

Article 37

1.	The Bank shall be wound up:

(a)	Upon termination of its duration as specified herein, unless the General Meeting shall have decided to extend its duration, as provided for by Article 15 paragraph 2 and Article 16 paragraph 2, hereof;

(b)	Following a General Meeting decision reached in accordance with the provisions of Article 15 paragraph 2 and Article 16, paragraph 2 hereof;

(c)	Upon the Bank having been declared bankrupt;

(d)	Following the definitive revocation of its operation license by the appropriate State Authority.

2.	In the event of loss of the share capital as designated in Article 47 of Codified Law 2190/1920, the Board of Directors shall within six (6) months from the financial year end call the General Meeting to assemble to decide upon the Bank’s winding up or the adoption of other measures.

3.	Concentration of all shares in the hands of one single shareholder shall not constitute a reason for the Bank’s winding up.

Article 38

1.	But for the event of bankruptcy, the Company’s winding up shall be followed by liquidation. In the case of subparagraph (a) of Article 37 hereof, the Board of Directors shall act as liquidator until liquidators are appointed by the General Meeting.

In the event of subparagraph (b) of Article 37 hereof, the General Meeting shall by the same decision appoint three (3) liquidators.

The appointment of the liquidators shall ipso jure result in the termination of the powers of the Directors and auditors.

2.	The liquidators appointed by the General Meeting shall, upon assuming their duties, take an inventory of corporate assets and publish a balance sheet in the press and in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette, also submitting a copy thereof to the appropriate supervisory authority; they shall also publish a balance sheet each year, as provided for under Article 7a of Law 2190/1920, as is in force.

3.	Liquidators shall have the same obligation upon completion of the liquidation.

4.	Liquidators shall complete, without delay, the Company’s outstanding matters, convert its property into cash, pay its debts and collect its accounts receivable. They may also take further action, should this be to the benefit of the liquidation and the Company’s interests.

Liquidators may sell the Company’s real estate, the business in its entirety, as well as its individual fixed assets after the lapse of four (4) months from its winding up. Within the said four-month period from winding up, every shareholder or creditor may ask the appropriate Court of the place of the Company’s registered office to enter a judgment specifying a minimum price for the sale of the real estate items or the business in its entirety. Such judgment shall be binding upon the liquidators and shall not be subject to any legal remedy.

5.	The annual financial statements, as well as the financial statements issued upon completion of the liquidation, shall be approved by the General Meeting. The liquidation results shall be submitted to the General Meeting of Shareholders each year, together with a report on any reasons preventing completion of the liquidation.

Upon completion of the liquidation, the liquidators shall prepare the final financial statements, which shall be published in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette, refund shareholders’ contributions and distribute the balance of the Company’s liquidated property to the shareholders, in proportion to their paid-up equity holding.

6.	The liquidation procedure cannot exceed a five-year period from the effective date of the liquidation. To continue liquidation beyond the five-year limit, special permission must be granted by the Minister of Trade. The liquidation procedure, however, may not exceed a ten-year period.

7.	The provisions regarding the Board of Directors shall also apply accordingly to liquidators. The liquidators’ proceedings and decisions shall be recorded in summary form in the book of minutes of the Board of Directors.

CHAPTER SEVEN

FINAL AND TRANSITIONAL PROVISIONS

Article 39

Pursuant to Royal Decree dated 26 February 1953, the shareholders of “National Bank of Greece S.A.” and of “Bank of Athens S.A.” became ipso jure shareholders of the Bank. The ratio between the shares of such Banks to the shares of the new Bank that resulted from their merger was formed as follows:

(i)	Following the increase in the number of shares with a proportionate decrease in their nominal value decided upon by the General Meeting of Shareholders on 2nd April 1955, ten (10) shares of the new Bank were exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five percent shares (12.05) of the former “Bank of Athens S.A.”.

(ii)	Following the decrease in the nominal value of each share from Drachmae 1,450 to Drachmae 725 decided upon by the General Meeting of Shareholders on 19th May 1969, twenty (20) new shares of the Bank, each of a nominal value of Drachmae 725, are exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five per cent (12.05) shares of the former “Bank of Athens S.A.”.

(iii)	Following the increase in the Bank’s share capital decided upon by the General Meeting of Shareholders on 28th May 1970 and distribution to the shareholders, as a result thereof, of one (1) share for four (4) old shares of the same nominal value of Drachmae 725 each, twenty five (25) new shares of the Bank, each of a nominal value of Drachmae 725, shall be exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five per cent (12.05) shares of the former “Bank of Athens S.A.”.

(iv)	Following the increase in the Bank’s share capital decided upon by the General Meeting of Shareholders on 7th September 1972, in accordance with Emergency Law 148/1967 as amended, by capitalization of part of the increased value of the Bank’s fixed assets, and the distribution to the shareholders, as a result thereof, of one (1) share for every three (3) shares of the same nominal value of Drachmae 725, thirty-three shares and one third of a share (33 1/3), each of a nominal value of Drachmae 725, shall be exchanged for one (1) former “National Bank of Greece S.A.” share and twelve and five per cent (12.05) shares of the former “Bank of Athens S.A.”.

(v)	Following the increase in the share capital decided upon by the General Meeting of Shareholders on 26th May 1975, in accordance with Emergency Law 148/1967 as amended, by capitalization of part of the special reserves from the increased value of the fixed assets and the distribution to the shareholders, as a result thereof, of one (1) share for every twenty five (25) shares of the same nominal value of Drachmae 725, thirty-four shares and two thirds of a share (34 2/3), each of a nominal value of Drachmae 725, shall be exchanged for one (1) former “National Bank of Greece S.A.” share and twelve and five percent (12.05) shares of the former “Bank of Athens S.A.”.

(vi)	Following the increase in the Bank’s share capital decided upon by the General Meeting of Shareholders on 2nd June 1977 by capitalization of the increased value of its real property and the increase, as a result thereof, in the nominal value of each share from Drachmae 725 to Drachmae 1,600 and the distribution to the shareholders of one (1) share for every five (5) shares of a nominal value of Drachmae 1,600, forty-one shares and three fifths of a share (41 3/5), each of a nominal value of Drachmae 1,600, shall be exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five per cent (12.05) shares of the former “Bank of Athens S.A.”.

(vii)	Following the increase in the Bank’s share capital decided upon by the Extraordinary General Meeting of Shareholders on 24th September 1982, by capitalization of the increased value of the real property, in accordance with Law 1249/1982, and the increase, as a result thereof, in the nominal value of each share from Drachmae 1,600 to Drachmae 4,500 and the distribution to the shareholders of three (3) new shares for ten (10) shares, of a nominal value of Drachmae 4,500, fifty-four and eight percent shares (54.08) of the Bank, of a nominal value of Drachmae 4,500 each, shall be exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five percent shares (12.05) of the former “Bank of Athens S.A.”.

(viii)	Following the Bank’s share capital increase decided upon by the General Meeting of Shareholders on 8 June 1988, in implementation of joint decision dated 22nd February 1988, reached by the Ministers of National Economy and of Finance, by capitalization of the increased value of its real property, and the distribution to the shareholders, as a result thereof, of nine (9) shares for every five (5) of the same nominal value of Drachmae 4,500, one hundred and fifty one four hundred and twenty four ‰ (151.424) shares of the Bank, each of a nominal value of Drachmae 4,500 each, shall be exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five percent (12.05) shares of the former “Bank of Athens S.A.”.

(ix)	Following the Bank’s share capital increase decided upon by the General Meeting of Shareholders on 21st June 1991, by capitalization of part of the reserves that resulted from the issue of shares above par and the distribution to the shareholders as a result thereof of one (1) share for every ten (10) shares of the same nominal value of Drachmae 4,500, one hundred and sixty six and five hundred and sixty six‰ (166.566) shares of the Bank, each of a nominal value of Drachmae 4,500 each, shall be exchanged for one (1) share of the former “National Bank of Greece S.A.” and twelve and five per cent (12.05) shares of the former “Bank of Athens S.A.”.

(x)	Following the Bank’s share capital increase decided upon by the General Meeting of Shareholders on 13th July 1994 by capitalization of (a) the increased value of the Bank’s real property, amounting to Drachmae 16,424,627,006 and (b) the amount of Drachmae 14,585,389 that resulted from the issue of shares above par, i.e. by capitalization of the aggregate amount of Drachmae 16,439,212,395 and the increase, as a result thereof, of the nominal value of each share from Drachmae 4,500 to Drachmae 5,535, one hundred and sixty six point 566‰ (166.566) shares of the Bank, each of a nominal value of Drachmae 5,535, shall be exchanged for one share of the former “National Bank of Greece S.A.” and twelve point 05 (12.05) shares of the former “Bank of Athens S.A.”.

(xi)	By resolution of the Bank’s Board of Directors, adopted at meeting No 1031 of 18th November 1994, the Bank’s share capital increased by Drachmae 249,075 through the issue of 45 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one hundred sixty six and 566‰ (166.566) shares of the Bank, of a nominal value of Drachmae 5,535 each.

(xii)	By resolution of the Bank’s Board of Directors, adopted at meeting No 1047 of 22nd November 1995, the Bank’s share capital increased by Drachmae 55,350 through the issue of 10 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one hundred sixty six and 566‰ (166.566) shares of the Bank, of a nominal value of Drachmae 5,535 each.

(xiii)	Following the Bank’s share capital increase decided upon by the Extraordinary General Meeting of Shareholders on 14th March 1997 by capitalization of an amount of Drachmae 13,421,431,280 derived from the reserve fund arising from the increased value of fixed assets under Law 2065/1992, which resulted in an increase of the nominal value of each share from Drachmae 5,535 to Drachmae 5,800 and in the distribution to the shareholders, free of charge, of one (1) new share for ten (10) old shares of the same nominal value of Drachmae 5,800, one hundred and eighty three point 222‰ (183.222) shares of the Bank, each of a nominal value of Drachmae 5,800, shall be exchanged for one share of the former “National Bank of Greece S.A.” and twelve point 05 (12.05) shares of the former “Bank of Athens S.A.”.

(xiv)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th October 1997, the Bank’s share capital was increased by Drachmae 20,267,154,600 through the issue against cash of 3,494,337 new registered shares of a nominal value of

Drachmae 5,800 each, distributed to the shareholders in the proportion of two (2) new shares to ten (10) old ones.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one hundred eighty three and 222‰ (183.222) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xv)	By resolution of the Bank’s Board of Directors, adopted at meetings Nos 1094 and 1095 of 9th December 1997, the Bank’s share capital was increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one hundred eighty three and 222‰ (183.222) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xvi)	Following the increase in the Bank’s share capital by Drachmae 26,194,308,000, decided upon by the General Meeting of Shareholders on 25th May 1998, by capitalization of:

(a)	Drachmae 6,368,790,543.65 resulting from taxed reserves under Law 2579/98,

(b)	the balance of the increased value that resulted from readjustment of the real property value, as provided for by Law 2065/92, amounting to Drachmae 703,884,719 and

(c)	Drachmae 19,121,632,737.35 resulting from the reserves from the issue of new shares above par,

resulting in the issue of 4,516,260 new shares, each of a nominal value of Drachmae 5,800, and their distribution, free of charge, to the shareholders in the proportion of two (2) new shares to ten (10) old shares, two hundred nineteen point 866‰ (219.866) shares of the Bank, each of a nominal value of Drachmae 5,800, shall be exchanged for one share of the former “National Bank of Greece S.A.” and twelve point 05 (12.05) shares of the former “Bank of Athens S.A.”

(xvii)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 9th September 1998, the Bank’s share capital was increased:

(a)	by Drachmae 14,312,065,400 through the Bank’s absorption of the Banking Société Anonyme under the name “NATIONAL MORTGAGE BANK OF GREECE S.A.” (Sociétés Anonymes Registry No 6070/06/b/86/09), as provided for by Article 16 of Law 2515/1997 in conjunction with the provisions of Article 69 of Codified Law 2190/1920,

(b)	by Drachmae 11,387,618,600 through an equal capitalisation of the Bank’s share premium account reserve, in order to maintain the nominal value of the Bank’s aggregate share capital at Drachmae 5,800 per share, subsequent to the merger of the Banking Société Anonyme under the name “NATIONAL MORTGAGE BANK OF GREECE S.A.” through absorption by the Bank.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for two hundred nineteen and 866‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xviii)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 9th September 1998, each shareholder of the Banking Société Anonyme “NATIONAL MORTGAGE BANK OF GREECE S.A.” exchanges 1.9 shares of the “NATIONAL MORTGAGE BANK OF GREECE S.A.” for 1 (one) share of “NATIONAL BANK OF GREECE S.A.”.

(xix)	By resolutions of the Board of Directors, adopted at meetings Nos 1116 of 8th December 1998 and 1118 of 16th December 1998, the Bank’s share capital was increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each, such increase resulting from the conversion into shares of an equal number of convertible bonds issued in 1996.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for two hundred nineteen and 866‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xx)	By resolutions of the Board of Directors, adopted at meetings Nos 1117 of 8th December 1998 and 1118 of 16th December 1998, the Bank’s share capital was increased by Drachmae 13,096,005,600 through the issue of 2,257,932 new shares of a nominal value of Drachmae 5,800 each, such increase resulting from the conversion into shares of 1,128,966 convertible bonds issued in 1991.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for two hundred nineteen and 866‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xxi)	By resolution adopted by the Extraordinary General Meeting of Shareholders of 29th January 1999, each share was split into four complete shares, with a corresponding reduction in its nominal value from Drachmae 5,800 to Drachmae 1,450.

Consequently, the Bank’s share capital amounted to Drachmae 205,330,115,200, divided into 141,606,976 common registered shares of a nominal value of Drachmae 1,450 each.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for eight hundred seventy nine and 464‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxii)	By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th April 1999, the Bank’s share capital was increased by Drachmae 21,522,384,800 through the issue against cash of 14,843,024 new common registered shares of a nominal value of Drachmae 1,450 each; 682,326 of the above shares were distributed to the Bank’s employees and 14,160,698 shares were distributed to the shareholders in the proportion of one (1) new share to 10 old ones.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for eight hundred seventy nine and 464‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxiii)	By resolutions of the Board of Directors, adopted at meetings No 1136 dated 14th June 1999 and No 1137 dated 14th June 1999, the Bank’s share capital was increased by Drachmae 5,092,400 through the issue of 3,512 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 439 convertible bonds issued in 1991.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for eight hundred seventy nine and 464‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxiv)	By resolutions of the Board of Directors, adopted at meetings No 1143 dated 15 November 1999 and No 1144 dated 15 November 1999, the Bank’s share capital was increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for eight hundred seventy nine and 464‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxv)	Following the increase in the Bank’s share capital by Drachmae 94,490,473,800, decided upon by the General Meeting of Shareholders on 18th April 2000, through an equal capitalization of the Bank’s reserve fund emanated from the issue of shares above par, resulting in the issue of 65,165,844 new shares, each of a nominal value of Drachmae 1,450 and their distribution, free of charge, to the shareholders in the proportion of four (4) new shares to ten (10) old shares, one thousand two hundred thirty one point 250‰ (1,231.250) shares of the Bank, each of a nominal value of Drachmae 1,450, shall be exchanged for one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.”

(xxvi)	By resolutions of the Board of Directors, adopted at meetings No 1164 dated 15 November 2000 and No 1165 dated 15 November 2000, the Bank’s share capital was increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxvii)	By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank’s share capital was reduced by Drachmae

9,368,589,200 through the cancellation of 6,461,096 own shares purchased from the Public Company of Transferable Securities S.A. (DEKA S.A.)

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxviii)	By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank’s share capital was increased by Drachmae 19,016,207,686, through an increase in the nominal value of the Bank’s share from Drachmae 1,450 to Drachmae 1,533.375, by capitalization of (a) an increase by Drachmae 10,637,258,098 in the value of the Bank’s real property pursuant to Law 2065/1992, and (b) an amount of Drachmae 8,378,949,588 resulting from the reserves from the issue of new shares above par.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

(xxix)	By resolutions of the Board of Directors, adopted at meetings No 1187 dated 15 November 2001 and No 1188 dated 15 November 2001, the Bank’s share capital was increased by Drachmae 9,907,289,213 through the issue of 6,461,100 new shares of a nominal value of Drachmae 1,533.375 each, such increase resulting from the conversion into shares of 1,615,275 convertible bonds issued in 1996.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰

(1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

(xxx)	By resolution adopted by the General Meeting of Shareholders on 26th November 2001, the Bank’s share capital was reduced by Drachmae 9,907,289,213 through the cancellation of 6,461,100 own shares which resulted from the conversion of 1,615,275 bonds purchased from the Public Company of Transferable Securities S.A.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

(xxxi)	By resolution adopted by the General Meeting of Shareholders on 9th May 2002, and under the provisions of Article 12 of Law 2842/2000, the share capital and the nominal value of the share were converted into euro only.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for one thousand two hundred thirty one and 250‰ (1,231.250) shares of the Bank, of a nominal value of euro 4.50 each.

(xxxii)	By resolution adopted by the General Meeting of Shareholders on 20th November 2002, the Bank’s share capital was increased:

(a)	by euro 8,086,472.32, through the merger by absorption, by National Bank of Greece, of the banking Société Anonyme “National Investment Bank of Industrial Development S.A. (ETEBA)” (Register of Sociétés Anonymes Number 6075/06/B/86/14), in compliance with the provisions of Article 16 of Law 2515/1997, in conjunction with the provisions of Articles 69 seq. of Codified Law 2190/1920.

(b)	by euro 8,970,930.68, resulting from an equivalent capitalisation of a part of the Bank’s share premium account reserve, which was decided so that the nominal value of the total number of National Bank of Greece shares remains at euro 4.50 following the decided merger by absorption of “National Investment Bank of Industrial Development S.A. (ETEBA)” by the Bank.

Accordingly, one share of the former “National Bank of Greece S.A.” and 12.05 shares of the former “Bank of Athens S.A.” shall be exchanged for 1,231.250 shares of the Bank, of a nominal value of euro 4.50 each.

Article 40

Share titles bearing the initial name of the Bank which originated from the merger, i.e. “National Bank of Greece and Athens S.A.”, shall continue to be valid until replaced by new share titles bearing the name of National Bank of Greece S.A., as designated by the General Meeting of Shareholders on 30th April 1958.

Article 41

The term of office of the Directors to be elected by the ordinary General Meeting for 2003 shall be for two years, until the ordinary General Meeting for 2005. The term of office of the Directors to be elected by the ordinary General Meeting for 2004 shall be for one year, until the ordinary General Meeting for 2005. The aforesaid shall not apply in the event that a General Meeting resolution replacing the entire Board of Directors shall have been previously passed.

Article 42

Shareholders who have not dematerialised their shares shall be subject to the provisions of Codified Law 2190/1920 as is in force, until dematerialisation of such shares, especially as regards deposit of share titles in advance, where such deposit is provided for as a condition for the exercise of shareholders’ rights. In such a case, the Bank shall consider as a shareholder a person recorded in the register of shareholders held by it.

Article 43

These Articles of Association were modified and codified by a General Meeting resolution passed on 9 May 2002.